

05040041

UF 3-22-05

S
...GE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclays Global Investors Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont
(No. and Street)

San Francisco (City) California (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evelyn Lee (415) 597-2375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

333 Market Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 2005
WASH., D.C.
179
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/23

50

OATH OR AFFIRMATION

I, Francis Sean Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclays Global Investors Services, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOT APPLICABLE

Signature

Chief Financial Officer

Title

Notary Public

S. MURPHY
Commission # 1415883
Notary Public - California
San Francisco County
My Comm. Expires May 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Barclays Global Investors Services (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

Barclays Global Investors Services
(a wholly-owned subsidiary of Barclays Global Investors, N.A.)
Statement of Financial Condition
December 31, 2004
(dollars in thousands)

Assets		
Cash and cash equivalents	$	10,883
Deposit with clearing organization and depository (Note 7)		2,032
Commissions receivable		2,077
Receivable from affiliate		3
Prepaid expenses and other assets		1,015
Equipment, at cost, less accumulated depreciation of $15 (Note 4)		30
Deferred tax asset, net (Note 5)		387
Total assets	$	16,427
Liabilities and shareholder's equity		
Liabilities		
Transaction processing fees payable		639
Accounts payable and accrued liabilities		70
Payable to affiliates		493
Income tax payable		1,537
Total liabilities		2,739
Shareholder's equity		
Common stock $.01 par value; 1,000 shares authorized; one share issued and outstanding		-
Additional paid-in capital		1,593
Retained earnings		12,095
Total shareholder's equity		13,688
Total liabilities and shareholder's equity	$	16,427

See accompanying notes to the financial statements.

1. Organization

Barclays Global Investors Services (the "Company") is incorporated in the State of California. The Company is a wholly-owned subsidiary of Barclays Global Investors, N.A. ("BGI"), and an indirect subsidiary of Barclays Global Investors UK Holdings Limited ("BGIUKHL"), a company incorporated in the United Kingdom, which is a direct subsidiary of Barclays Bank PLC ("BBPLC").

The Company is registered as a broker-dealer with the Securities and Exchange Commission and the California Department of Corporations and is a member of the National Association of Securities Dealers, Inc. ("NASD"). It carries out marketing activities including certain activities associated with '40 Act Funds and other SEC registered securities and, since March 2000, acts as broker on an agency basis in buying and selling securities.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingent liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates.

Revenue Recognition
The Company earns agency commissions for acting as a broker-dealer in buying and selling securities for its customers.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks.

Equipment
Equipment is stated at cost less accumulated depreciation. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the asset of 3 years. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Income Taxes
The Company's results of operations are included in the consolidated federal income tax return filed by the US affiliates of BGIUKHL, and in the combined unitary California franchise tax return of the US affiliates of BBPLC. The California return is filed on a Water's-Edge election basis. Income tax expense is calculated in accordance with Statement of Financial Accounting Standards No. 109, which requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured at the existing tax rate applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

3. Related Party Transactions

The Company has entered into a service agreement with BGI whereby BGI provides certain management and administrative services for the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred but not in excess of the Company's net income produced from the brokerage business activity. Management and administrative fees paid to BGI during 2004 were $2.1 million.

During 2004, a $10 million cash dividend was declared and paid to BGI by the Company.

4. Equipment

At December 31, 2004, equipment consisted of:

(dollars in thousands)

Computer equipment	$	45
Less: accumulated depreciation		(15)
	$	30

Depreciation totaled $15,005 for the year ended December 31, 2004.

5. Income Taxes

The current and deferred components of the tax provision included in the statement of operations for the year ended December 31, 2004 are as follows:

(dollars in thousands)

U.S. Federal		
Current	$	4,235
Deferred		(521)
		3,714
State and local		
Current		1,586
Deferred		(10)
		1,576
	$	5,290

Income tax expense attributable to income before income tax expense differed from the amount computed by applying the U.S. Federal income tax rate of 35 percent to pretax income for the year ended December 31, 2004 as a result of the following:

(dollars in thousands)

Computed "expected" tax expense	$	4,454
Increase in income taxes resulting from		
State franchise taxes on income, net of federal income tax benefits		836
Permanent items		-
	$	5,290

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 are presented below:

(dollars in thousands)

Excess tax basis		
Fixed assets and software	$	(2)
Federal benefit of current state tax		386
Other		3
Total gross deferred tax assets		387
Less: valuation allowance		-
		387
Deferred tax liabilities		
Total gross deferred liabilities		-
Net deferred tax assets	$	387

The Company does not believe a valuation allowance is necessary to reduce the deferred tax asset as it expects to realize the deferred tax asset through sufficient taxable income and tax planning strategies.

6. Reorganization

Effective January 1, 2004, the Company employees residing outside of California became employees of an affiliated company, Barclays Global Investors, USA Inc. As a result of this transfer, certain balance sheet amounts related to these employees were transferred and assumed by the affiliated company which resulted in a gain of $248,224. These balance sheet amounts are not directly related to the brokerage activities of the Company.

7. Cash Deposit with Clearing Organization

The Company clears certain securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement, the Company is required to maintain with the broker a security deposit in the amount of $2 million in cash.

8. Commitments and Risks

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. The Company recorded no liability under the indemnification at December 31, 2004. In addition, all unsettled trades at December 31, 2004 have settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities where the counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $11.6 million, which was $11.4 million in excess of its required net capital of $183,000. The Company's net capital ratio was 0.24 to 1.